					Exhibit 12.1
					2/16/2008
GULF POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2007

Year ended December 31,
	2003	2004	2005	2006	2007

--------------------------------------------------------------------------------------------------Thousands of Dollars----------------------------------------------------------------------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$110,104	$108,135	$120,951	$124,582	$135,082
Interest expense, net of amounts capitalized	31,069	34,925	40,317	44,133	44,680
Distributions on mandatorily redeemable preferred securities	7,085	1,113	0	0	0
AFUDC - Debt funds	314	819	515	160	1,048

Earnings as defined	$148,572	$144,992	$161,783	$168,875	$180,810

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$27,194	$27,693	$29,718	$28,863	$36,351
Interest on affiliated loans	202	3,530	5,018	6,887	4,510
Interest on interim obligations	197	241	1,472	3,713	169
Amort of debt disc, premium and expense, net	2,895	3,050	2,963	2,894	2,837
Other interest charges	895	1,230	1,661	1,936	1,861
Distributions on mandatorily redeemable preferred securities	7,085	1,113	0	0	0

Fixed charges as defined	$38,468	$36,857	$40,832	$44,293	$45,728

RATIO OF EARNINGS TO FIXED CHARGES	3.86	3.93	3.96	3.81	3.95